KW 3/21/2014

14048238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 06 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kansas City Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6320 Lamar Avenue
(No. and Street)

Overland Park, KS 66202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Marchesi 913 384-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale C.P.A.'s, P.C.
(Name – *if individual, state last, first, middle name*)

6310 Lamar Ave., Suite 110 Overland Park, KS 66202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/25

OATH OR AFFIRMATION

I, Timothy J. Marchesi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kansas City Brokerage, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY JEWETT
Notary Public
State of Kansas
My Appt. Expires 3/19/14

Timothy J. Marchesi
Signature

PRESIDENT
Title

Em Jewett
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

H&H

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation

Member of the American Institute of Certified Public Accountants

KANSAS CITY BROKERAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

Independent Auditor's Report

Board of Directors
Kansas City Brokerage, Inc.

We have audited the accompanying financial statements of Kansas City Brokerage, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc., as of December 31, 2013, and the results of its operation and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I is presented for purposes of additional analysis and is not required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Higdon + Hale C.P.A's P.C.

Higdon & Hale CPA's PC
Overland Park, KS
February 25, 2014

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Kansas City Brokerage, Inc.

In planning and performing our audit of the financial statements of Kansas City Brokerage, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon + Hale C.P.A's P.C.

Higdon and Hale CPA's PC
Overland Park, KS 66202
February 25, 2014

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	130,885
Certificates of Deposit		139,002
Consulting contract receivables		33,530
Due from Clearing Agent		4,120
Other Receivables from Parent		1,550
Interest Receivable		47
Total assets	$	309,134
Liabilities		
Services due to customers	$	19,538
Third-party payer funds		105,375
Due to Parent		21,125
Total liabilities		146,038
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(114,638)
Total stockholders' equity		163,096
Total liabilities and stockholders' equity	$	309,134

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2013

Revenues		
Brokerage income, net of clearing broker commissions	$	15,332
Other income		2,500
		17,832
Expenses		
Purchased services		14,832
Other expenses		14,559
Total expenses		29,391
Net Income	$	(11,559)

See Independent Auditor's Report and
Notes to Financial Statements

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2013

Balance (Deficit), January 1, 2013	$	(103,079)
Net Income		(12,079)
Balance (Deficit), December 31, 2013	$	(115,158)

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2013

Operating Activities		
Net Income	$	(12,079)
Changes in		
Consulting contract receivables		(4,317)
Due to parent		(23,421)
Third-party payer funds		8,659
Services due to customers		---
Interest Receivable		67
Net cash provided by operating activities		(31,091)
Investing Activities		
Purchase of Certificates of Deposit – Interest Rollover		(2,052)
Net cash used in investing activities		(2,052)
Increase in Cash and Cash Equivalents		(32,622)
Cash and Cash Equivalents, Beginning of Year		163,507
Cash and Cash Equivalents, End of Year	$	130,885

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Certificates of Deposit

Certificates of deposit are carried at historical cost, which approximates fair value. Certificates of deposit mature through 2014.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company had a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provided that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a service fee being charged.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

Note 3: Income Taxes – Continued

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	3,908
Net operating loss carryforwards		69,479
Net deferred tax asset before valuation allowance	$	73,387
Valuation allowance		
Beginning balance	$	71,075
Increase during the period		2,312
Ending balance		73,387
Net deferred tax asset	$	-0-

The Company has unused operating loss carryforwards of approximately $347,000, which will expire between 2020 and 2028.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2013 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2013.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was 1.1792 to 1 as of December 31, 2013. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $123,846 as of December 31, 2013, which exceeded the required net capital by $114,010.

Note 5: Cash

As of December 31, 2013, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Subsequent Events

Subsequent events were reviewed up until February 24, 2014 which was the day the financial statements were available for issue.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Schedule I

Aggregate Indebtedness	$	146,038
Stockholders' Equity	$	163,096
Less Nonallowable Assets		
Consulting contract receivables		(35,080)
Less haircuts on certificates of deposit account		(4,170)
Excess Net capital		123,846
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness		(9,736)
Net capital in excess of requirement	$	114,110
Ratio of Aggregate Indebtedness to Net Capital		1.1792 to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.